FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 25, 2009

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Cash equivalents	$1,270,285	$4,656,772
Investments, at fair value	124,511,374	173,379,121
Employer contributions receivable	146,883	160,602
Accrued income	2,522	239,803

Total assets	125,931,064	178,436,298

Liabilities:
Trade settlements payable	208,288	2,212,983

Net assets available for benefits, at fair value	125,722,776	176,223,315

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,695,062	92,816

Net assets available for benefits	$127,417,838	$176,316,131

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Contributions:
Participant contributions	$5,945,432
Employer contributions	3,038,214

Total contributions	8,983,646

Investment income:
Interest	428,751
Dividends	1,497,259
Other income	180,712

Total investment gain	2,106,722

Total additions	11,090,368

Deductions:
Participant distributions and withdrawals	(16,129,942)
Net depreciation in fair value of investments	(43,731,990)
Administrative expense	(126,729)

Total deductions	(59,988,661)

Net decrease in net assets available for benefits	(48,898,293)

Net assets available for benefits:
Beginning of year	176,316,131

End of year	$127,417,838

See accompanying notes to financial statements.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire. All qualified employees are immediately eligible for the Employer matching contribution. To become a participant in the Plan, an employee must agree to make contributions equal to 1 percent of pre-tax compensation up to a maximum of 25 percent subject to a statutory maximum of $15,500 for 2008. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation in the form of H.B. Fuller Company Common Stock. A participant’s contribution and Employer’s contribution may be invested in any combination of the following participant-directed investment funds or H.B. Fuller Company Common Stock. Other funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Advantage Index Fund, Wells Fargo Advantage Small Company Growth Fund, Wells Fargo Advantage Growth Balanced Fund, Janus Twenty Fund, Wells Fargo S&P Midcap Index Fund, Van Kampen Comstock Fund, Dodge & Cox International Stock Fund, Goldman Sachs Small Cap Value Fund and MFS International Growth Fund. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

All employees hired after January 1, 2007 who are not eligible to participate in any defined benefit pension plan are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of credited service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, with at least 10 years of eligible service, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo Minnesota, N.A. prime rate at the time of the loan (3.25 percent at December 31, 2008). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2008 had interest notes ranging from 3.25 percent to 9.5 percent and mature at various dates through 2023. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2008 and 2007 were $25,315 and $20, respectively. Forfeitures of $6,410 were used to reduce Employer contributions for the year ended December 31, 2008.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(j)	Plan Amendments and Other Plan Changes

The Plan was amended to add a new subsection relating to eligible earnings. This subsection describes the earnings which would be included upon termination of employment. This amendment is effective for Plan Years beginning on and after July 1, 2007

The Plan was amended to restate Section 2.38 “Section 415 Wages.” The Plan was also amended to restate Section 11.6 “Aggregate Defined Contribution Limitations.” These amendments are effective in Limitation Years beginning on and after July 1, 2007.

Effective January 1, 2008, the Plan was amended to allow H.B. Fuller Company employees of the Roanoke Companies Group (RCG) to participate in the Plan. Roanoke was purchased by the company in March of 2006. Prior to the amendment, the Roanoke employees were eligible to participate in the RCG 401(k) Plan. The assets remaining in the RCG 401(k) Plan will be distributed to the plan participants in accordance with the provisions of the plan after the RCG plan is terminated. Distributions from the RCG 401(k) Plan may be rolled over into the H.B. Fuller Company Thrift Plan.

Effective July 1, 2008, the Plan was amended to prohibit the transfer of funds into the H.B. Fuller Stock Fund from another investment fund within seven days after last transferring funds out of the H.B. Fuller Stock Fund and into another investment fund.

Effective January 1, 2009, the Plan was amended to add section 2.45 pertaining to default elective deferrals.

Effective January 1, 2009, the Plan was amended to include a new section relating to automatic enrollment for qualified employees that are eligible to participate in the Plan.

(k)	Reclassification

Certain amounts appearing in the 2007 financial statements have been reclassified to conform with the 2008 presentation. The reclassification had no effect on previously reported net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of the pooled, common and collective trust funds is based on the fair value of the underlying investments as determined by the issuer of the pooled, common and collective trust funds. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the pooled, common and collective trust as well as the adjustment of the investment in the pooled, common and collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2008 and 2007, approximately 31 percent and 35 percent of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Investments

Investments, at contract value, include the following at December 31, 2008 and 2007:

	2008		2007
H.B. Fuller Company common stock**, 2,454,341 and 2,752,130 shares, respectively	$39,539,434	*	$61,785,319	*
Wells Fargo Advantage Index Fund, 365,971 and 377,002 shares, respectively	11,952,629	*	21,032,967	*
Wells Fargo Stable Return Fund, 715,216 and 618,776 shares, respectively	32,096,734	*	26,523,227	*
Wells Fargo Advantage Growth Balanced Fund, 399,145 and 430,566 shares, respectively	7,096,794	*	12,228,086	*
Wells Fargo Advantage Small Company Growth Fund 285,745 and 304,612 shares, respectively	3,826,125		7,371,599
PIMCO Total Return Bond Fund 650,007 and 519,968 shares, respectively	6,591,074	*	5,558,460
Janus Twenty Fund 141,558 and 119,671 shares, respectively	6,085,560		8,867,641	*
Wells Fargo S&P MidCap Index Fund 96,948 and 92,218 shares, respectively	4,113,514		6,150,043
Van Kampen Comstock Fund 260,682 and 253,741 shares, respectively	2,828,397		4,435,384
MFS International Growth Fund 225,995 and 236,792 shares, respectively	3,826,099		6,942,730
Dodge & Cox International Stock Fund 196,955 and 166,698 shares, respectively	4,313,316		7,671,439
Goldman Sachs Small Cap Value Fund 51,695 and 53,119 shares, respectively	1,338,390		1,902,182
Participant loans receivable	2,598,370		3,002,860

	$126,206,436		$173,471,937

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.
**	Non-participant directed investment, see note 4.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $43,731,990 as follows:

H.B. Fuller Company Common Stock*	$(13,239,730)
Wells Fargo Stable Return Fund	1,357,344
PIMCO Total Return Bond Fund	(85,831)
Janus Twenty Fund	(5,229,747)
Wells Fargo S&P Midcap Index Fund	(2,362,663)
Van Kampen Comstock Fund	(1,692,933)
MFS International Growth Fund	(2,778,107)
Dodge & Cox International Stock Fund	(4,055,600)
Goldman Sachs Small Cap Value Fund	(502,961)
Wells Fargo Mutual Funds	(15,141,762)

$(43,731,990)

*Non-participant –directed investment, see note 4

(4)	Non-participant-directed Investments

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the non-participant-directed investments is as follows at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits:
H.B. Fuller Company Common Stock	$39,539,434	$61,785,319
Cash and cash equivalents	1,173,869	2,160,640
Accrued income	2,522	9,859

	$40,715,825	$63,955,818

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Year Ended December 31, 2008
Changes in net assets
Contributions	$3,602,029
Interest	56,158
Dividends	650,281
Other income	(7,338)
Net depreciation of investments	(13,239,730)
Participant distributions and withdrawals	(3,612,317)
Net transfers to participant directed investments	(10,688,131)
Administrative expenses	(945)

$(23,239,993)

(5)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

(6)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2008 amounted to $35,763,437 and $43,662,372, respectively. The fair value of H.B. Fuller Company common stock was $39,539,434 and $61,785,319 at December 31, 2008 and 2007, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2008, the Trustee made purchases and sales of such securities amounting to $64,506,921 and $62,579,965, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Participant loan balances were $2,598,370 and $3,002,860 at December 31, 2008 and 2007, respectively.

H.B. FULLER COMPANY THRIFT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(7)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 became effective for the Plan for the year ended December 31, 2008. The adoption of SFAS 157 did not have a material impact on the Plan’s financial condition and results of operations.

The following table presents information about the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

		Fair Value Measurements Using:
Description	December 31, 2008	Level 1	Level 2	Level 3
Assets:
Investments	$124,511,374	$87,397,818	$34,515,186	$2,598,370
The changes in Level 3 assets measured at fair value on a recurring basis summarized as follows:
	Balance, January 1, 2008		$3,002,860
	Purchases and repayments, net		(404,490)

	Balance, December 31, 2008		$2,598,370

Schedule I

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	2,454,341	$50,783,908	$39,539,434

*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Common Stock	365,971	**	11,952,629

*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	715,216	**	30,401,672

*	Wells Fargo Minnesota, N.A.	Advantage Growth Balanced Fund Mutual Fund	399,145	**	7,096,794

*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Common Stock	285,745	**	3,826,125

	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	650,007	**	6,591,074

	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	141,558	**	6,085,560

*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Pooled, Common and Collective	96,948	**	4,113,514

	Wells Fargo Minnesota, N.A.	Van Kampen Comstock Fund Common Stock	260,682	**	2,828,397

	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Common Stock	225,995	**	3,826,099

	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Common Stock	196,955	**	4,313,316

	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Common Stock	51,695	**	1,338,390

*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2023		$—	2,598,370

		Total investments			$124,511,374

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule H, line 4j—Schedule of Reportable Transactions*

Year ended December 31, 2008

EIN 41-0268370

Plan Number 003

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses Incurred	Net Gain/(Loss)
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	49		$35,763,437		$35,763,437	$57,042
Common Stock		45		$43,662,372	48,222,380	64,464	$(4,560,008)

Wells Fargo Stable Return	119		57,811,686		57,811,686	—
Fund, Pooled, Common and Collective		125		53,595,522	52,626,787	—	968,735

Wells Fargo Short Term	165		75,209,830		75,209,830	—
Investment Fund		187		78,596,317	78,596,317	—	—

Janus Twenty Fund	128		20,382,898		20,382,898	—
Common Stock		101		17,935,231	17,850,850	—	84,381

Five percent of series of transaction by broker:

Broker	Description	Principal Cash	Expense Incurred with Transaction	Transaction Cost	Net Gain/(Loss)
Bernstein Sanford C. & C	H.B. Fuller Common Stock Fund, Common Stock	12,195,354	17,987	12,905,742	(710,388)

JP Morgan Securities Inc.	H.B. Fuller Common Stock Fund, Common Stock	21,219,643	30,499	22,308,727	(1,089,084)

Merrill Lynch Pierce Fenner	H.B. Fuller Common Stock Fund, Common Stock	18,103,239	30,478	19,826,278	(1,723,039)

*	Transactions or series of transactions in excess of 5 percent of the Plan’s assets at January 1, 2008, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

Date: June 25, 2009	By:	/s/ Mary Lehnert
(Plan administrator)